Exhibit G-1
                                                                 Form of Notice

Securities and Exchange Commission
(Release No. 35-_________)

         Cinergy Corp., a Delaware corporation and registered holding company ("Cinergy"), and its subsidiary The Cincinnati Gas & Electric Company, an Ohio corporation ("CG&E"), each with offices located at 139 East Fourth Street, Cincinnati, Ohio 45202, together with INOH Gas, Inc., an Indiana corporation with offices located at 2560 Handasyde Avenue, Cincinnati, Ohio 45208 ("INOH"; and together with Cinergy and CG&E, the "Applicants"), have jointly filed an application as amended (the "Application") in which: (i) Cinergy and CG&E request authority to sell to INOH all of the issued and outstanding common stock of Lawrenceburg Gas Company, an Indiana corporation and gas utility company ("Lawrenceburg"), and (ii) INOH requests an order under Section 3(a)(1) of the Act exempting it and its subsidiaries from all provisions of the Act, except
Section 9(a)(2).

         Cinergy directly or indirectly owns all the outstanding common stock of five public utility companies, the most significant of which are CG&E and PSI Energy, Inc., an Indiana corporation ("PSI"). PSI is a vertically integrated electric utility operating in Indiana, serving more than 700,000 customers in portions of 69 of the state's 92 counties. Cinergy is also engaged through other subsidiaries and investments in a variety of energy-related nonutility businesses authorized under the Act. As of and for the quarterly period ended March 31, 2004, Cinergy reported consolidated total operating revenues of approximately $1.3 billion and consolidated total assets of approximately $14.2 billion.

         CG&E is a combination electric and gas public utility holding company that provides electric and gas service in the southwestern portion of Ohio and, through its subsidiaries, provides electric and/or gas service in nearby areas of Kentucky and Indiana. CG&E's principal subsidiary is The Union Light, Heat and Power Company, which provides electric and gas service in northern Kentucky. CG&E's other utility subsidiaries, Lawrenceburg and Miami Power Corporation, are insignificant to its results of operations.1 As of and for the quarterly period ended March 31, 2004, CG&E reported consolidated total operating revenues of approximately $765 million and consolidated total assets of approximately $5.8 billion.

         Lawrenceburg distributes and sells natural gas to approximately 6,100 residential, commercial, industrial and municipal customers over a 60-square mile area in southeastern Indiana. Lawrenceburg owns a gas distribution system located within Indiana consisting of 161 miles of mains and 26 miles of service lines. Lawrenceburg is connected with and sells gas at wholesale to the City of Aurora, Indiana, and is also connected with interstate gas pipeline systems owned by Texas Gas Transmission Corporation and Texas Eastern Transmission Corporation. As of and for the quarterly period ended March 31, 2004, Lawrenceburg had total operating revenues of approximately $5.6. million and total assets of approximately $20.4 million, including net property, plant and equipment of approximately $16.1million. As a "public utility" under the laws of Indiana, Lawrenceburg is subject to regulation by the Indiana Utility Regulatory Commission ("IURC") with respect to such matters as retail rates, service and safety standards, accounts, acquisitions and sales of utility properties and issuance of securities.

         Headquartered in Greendale, Indiana, INOH is a privately held Indiana corporation formed to acquire the common stock of Lawrenceburg. Upon consummation of the Transaction, John S. Browner, the President of INOH, will own all of the voting common stock of INOH and two other individual investors will own all the non-voting preferred stock of INOH. The voting common stock and the non-voting preferred stock will constitute all of the outstanding equity of INOH. Upon consummation of the Transaction, Lawrenceburg will be a wholly-owned subsidiary of INOH. INOH owns, and upon consummation of the Transaction will own, no other public utility companies. According to the Application, the principals of INOH have over 35 years of professional experience in the utility and construction industries including engineering and operations.

         CG&E and INOH have entered into a Stock Purchase Agreement, dated as of February 27, 2004 (the "Purchase Agreement"), pursuant to which CG&E has agreed to sell to INOH, and INOH has agreed to purchase, all of the outstanding shares (the "Shares") of common stock, $50 par value per share, of Lawrenceburg (the "Transaction").2 Subject to the terms and conditions of the Purchase Agreement, at the closing of the Transaction (the "Closing"), INOH has agreed to pay CG&E a purchase price of $16,700,000 in cash for the Shares (the "Purchase Price"), subject to potential increase or decrease to the extent that the working capital of Lawrenceburg at the Closing exceeds or is less than the adjusted working capital of Lawrenceburg as of a date shortly before signing of the Purchase Agreement. In general, the Purchase Agreement contains representations and warranties, covenants, closing conditions, termination rights, indemnification obligations and associated provisions that are typical for transactions of this sort (i.e., stock sales of a business of the seller). Prior to executing the Purchase Agreement, CG&E and INOH obtained all requisite corporate approvals. The buyer's obligation to purchase the Shares at Closing is not subject to any financing contingency. CG&E will use the net proceeds from the sale of Lawrenceburg to reduce outstanding short-term indebtedness and for general corporate purposes.

         Upon consummation of the Transaction, by virtue of its ownership of all of the outstanding common stock of Lawrenceburg, INOH will be deemed a "holding company" under the Act, but submits that it will be entitled to the exemption afforded by Section 3(a)(1) thereof.

         The fees, commissions and expenses paid or incurred, or to be paid or incurred, directly or indirectly, by Cinergy and CG&E or any associate company thereof in connection with the Transactions are estimated not to exceed approximately $50,000, consisting chiefly of fees for outside legal counsel.

         No state or federal commission, other than this Commission, has jurisdiction over the Transaction. Although the IURC does not have jurisdiction over the Transaction, the Applicants state that they met with the IURC prior to filing the Application, and following the consummation of the Transaction, the IURC will continue to exercise extensive regulatory oversight over Lawrenceburg.

         For the Commission, by the Division of Investment Management, pursuant to delegated authority.


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1 Miami Power Corporation's business is limited to owning a 138 kilovolt transmission line running from the Miami Fort Generating Station along the Ohio River in southwestern Ohio to a point near Madison, Indiana.

2 At the date of the Purchase Agreement, 10,768 Shares were issued and outstanding, all of which were held by CG&E.